                                  UNITED STATES                OMB APPROVAL
                            SECURITIES AND EXCHANGE        OMB Number: 3235-0058
                             Washington, D.C. 20549        Expires:
                                                           Estimated average
                                   FORM 12b-25             burden hours per
                                                           response......2.50
                          NOTIFICATION OF LATE FILING

                                                              SEC FILE NUMBER
                                                                   1-8342

                                                                CUSIP NUMBER
                                                                  719884108

(Check One)

/ /Form 10-K    / /Form 20-F    / /Form 11-K    /X/ Form 10-Q   / /Form N-SAR

          For Period Ended January 31, 1999
            ( ) Transition Report on Form 10-K
            ( ) Transition Report on Form 20-F
            ( ) Transition Report on Form 11-K
            ( ) Transition Report on Form 10-Q
            ( ) Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          ---------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant


PICO PRODUCTS, INC.
--------------------------------------------------------------------------------
Former Name if Applicable


N/A
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

12500 Foothill Boulevard, Lakeview Terrace, CA  91342
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons desc ribed in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

/X/    (b) The subject annual report, semi-annual, transition report on Form
           10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 1O-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Mike Gavigan            (818)                   897-0028
------------------------   -----------------   ---------------------------------
            (Name)             (Area Code)            Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                            /X/  Yes   / / No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                                            /X/  Yes   / / No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate State the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------

                               PICO PRODUCTS, INC.
                -----------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    March 18, 1999                By /s/ Mike Gavigan
     -----------------------            --------------------------
                                         Mike Gavigan, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer) evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
          CRIMINAL VIOLATIONS (SEE 1B U.S.C. 1001).


1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule Q-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A mutually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS.    This form shall not be used by electronic filers
    unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

PART III -- NARRATIVE

The Company's quarterly report on Form 10-Q for the quarterly period ended January 31, 1999, could not be filed within the prescribed time period without the Company expending unreasonable effort and incurring unreasonable expenses. The delay in filing this report is related to recent changes in the Company's business and operations and the recent resignation of the Company's Chief Financial Officer. Due to changes in operating personnel and reductions in headcount and efforts being expended to comply with requests from the Company's secured lenders the Company has not been able to compile the information required to complete Form 10-Q.

PART IV -- OTHER INFORMATION

(3) There was a significant change in the results of operations for the three and six-months ended January 31,1999 compared with the results for the three and six-months ended January 31, 1998.

    The Company had reported a net loss attributable to common stock of $254,000 and $284,000 for the three and six-months ended January 31, 1998, respectively. Sales for the prior year were $6,461,000 and $14,648,000 for the three and six-months ended January 31, 1998. The Company will report lower sales of $5,183,000 and $11,077,000 and a net loss attributable to common stock of $340,000 and $791,000 the three and six months ending January 31, 1999, respectively.

    The increase in the net loss attributable to common stock relates to lower sales levels achieved and lower margins, as compared to prior fiscal periods, of certain product lines, offset in part, by reduced interest expense and selling and administrative expenses.

    Since July 1997 the Company, as part of its on-going cost control efforts has reduced its overall headcount from 370 persons to, as of March 15, 1999, 74 persons. The majority of these reductions were in production, engineering and administrative staff.

    The foregoing statements describing the Company's estimated earnings for the past fiscal year and projected results in fiscal 1999 are forward looking in nature and actual results may differ from those expressed or implied based upon a number of risk factors, including: the Company's ability to implement its sales strategies, maintain or reduce its cost structure in line with sales levels; competitive actions, the nature and pace of technological development, and general economic and business conditions.